EXHIBIT A

AGREEMENT TO FILE JOINT ACQUISITION STATEMENTS

AGREEMENT made this [7ᵗʰ] day of FEBRUARY, 2024 by and between Delaware Funds by Macquarie,® Optimum Fund Trust and Macquarie ETF Trust listed on Annex A hereto, Macquarie Investment Management Business Trust, Macquarie Management Holdings, Inc, and the Macquarie Parties listed on Annex B hereto (collectively referred to as the "parties").

WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

  1.   In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security. Additional persons who may after the date hereof be deemed to be the direct or indirect beneficial owners of the same equity security as a party hereto and required to be reported to the Securities and Exchange Commission (a "New Party") may be added as a party this agreement by signing a counterpart hereof. An amendment to this agreement is deemed effective upon the signature of such new party and the amendment of the applicable Annex which may be affixed to this agreement as amended. Each party hereto agrees that this agreement, as it may be amended from time to time as provided herein, is a valid and binding agreement of each such party.

  2.   With respect to each Joint Acquisition Statement in which a party joins, each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning such party; but each such party shall not be responsible for the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information with respect to such other parties is inaccurate.

  3.   The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.

DELAWARE FUNDS® BY MACQUARIE (listed on Annex A hereto)
MACQUARIE ETF TRUST
OPTIMUM FUND TRUST

ATTEST BY:

DELAWARE FUNDS BY MACQUARIE®
MACQUARIE ETF TRUST

/s/ Marty Wolin	/s/ David Connor
Signature	Signature

Marty Wolin	David Connor
Chief Compliance Officer	General Counsel

OPTIMUM FUND TRUST

/s/ William Speacht	/s/ A.G. Ciavarelli
Signature	Signature

William Speacht	A.G. Ciavarelli
Chief Compliance Officer	General Counsel

MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

/s/ Marty Wolin	/s/ David Connor
Signature	Signature

Marty Wolin	David Connor
Chief Compliance Officer	General Counsel

MACQUARIE MANAGEMENT HOLDINGS, INC.

/s/ Marty Wolin	/s/ David Connor
Signature	Signature

Marty Wolin	David Connor
Chief Compliance Officer	General Counsel

THE MACQUARIE PARTIES (LISTED ON ANNEX B HERETO)

ATTEST BY:

/s/ Philip Alexander	/s/ Charles Glorioso
Signature	Signature
Philip Alexander	Charles Glorioso
Associate Director	Division Director

Annex A— Delaware Funds by Macquarie® and Macquarie ETF Trust

Delaware Group® Adviser Funds

Delaware Group® Cash Reserve

Delaware Group® Equity Funds II

Delaware Group® Equity Funds IV

Delaware Group® Equity Funds V

Delaware Group® Global & International Funds

Delaware Group® Government Fund

Delaware Group® Income Funds

Delaware Group® Limited-Term Government Funds

Delaware Group® State Tax-Free Income Trust

Delaware Group® Tax-Free Fund

Delaware Pooled® Trust

Delaware VIP® Trust

Voyageur Insured Funds

Voyageur Intermediate Tax Free Funds

Voyageur Mutual Funds

Voyageur Mutual Funds II

Voyageur Mutual Funds III

Voyageur Tax Free Funds

Ivy Funds

Ivy Variable Insurance Portfolios

Macquarie ETF Trust

Optimum Fund Trust

Annex B — the Macquarie Parties

Macquarie Group Limited

Macquarie Bank Limited

Macquarie Asset Management Holdings Pty Limited

Macquarie Asset Management US Holdings Pty Limited

Macquarie Affiliated Managers (USA) Inc.

Macquarie Affiliated Managers Holdings (USA) Inc.

Macquarie Americas Holdings Pty Ltd.

Macquarie B.H. Pty Limited

Macquarie FG Holdings Inc.

Macquarie Funding Holdings LLC

Macquarie Investment Management Europe Limited

Macquarie Investment Management Austria Kapitalanlage AG

Macquarie Investment Management Global Limited